Hello Sam,

Look at the top prices for contemporary artists in 2024. One name leads the pack: Jean-Michel Basquiat.

	Artist	Life	Title	Date	Sale Price (USD)
1	Jean-Michel Basquiat	1960–88	*Untitled (ELMAR)*	1982	$46,479,000
2	Jean-Michel Basquiat	1960–88	*The Italian Version of Popeye has no Pork in his Diet*	1982	$32,035,000
3	Jean-Michel Basquiat	1960–88	*Untitled*	1982	$22,950,000
4	Jean-Michel Basquiat	1960–88	*Portrait of the Artist as a Young Derelict*	1982	$20,300,167
5	Felix Gonzalez-Torres	1957–96	*Untitled (America #3)*	1992	$13,635,000
6	Jean-Michel Basquiat	1960–88	*Native Carrying Some Guns, Bibles, Amorites on Safari*	1982	$12,625,959
7	Yoshitomo Nara	b. 1959	*I Want to See the Bright Lights Tonight*	2017	$12,257,492
8	Jean-Michel Basquiat	1960–88	*Campaign*	1984	$10,101,000
9	Jeff Koons	b. 1955	*Balloon Monkey (Blue)*	2006–13	$9,879,691
10	Jean-Michel Basquiat	1960–88	*Untitled*	1981	$8,492,400

He realized $156M at auction last year, and is #3 in global auction totals in 2025, already outpacing artists like Warhol, Monet, and Kusama. With Basquiat leading the pack in 2025, and demand showing no signs of slowing, we believe now is the time to capitalize on this momentum with his most desirable style: a 1982 “head” painting.

5 of the top 6 contemporary art prices achieved last year were all for Basquiat’s 1982 paintings, featuring differences in scale and subject. These are his most sought-after works historically—acquiring our prime 1982 piece could give investors exposure to one of Basquiat’s strongest market sectors.

Invest here, and view the offering circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Top auction prices for '1982' works not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

*For the purposes of this communication, 'contemporary" covers artists born in any country from 1945 to 1974. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.